Milbank LLP
2029 Century Park East, 33rd Floor
Los Aneles, CA 90067
March 10, 2021

VIA EDGAR

Jonathan Burr, Attorney-Advisor
Division of Corporate Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Copper Property CTL Pass Through Trust
Pre-Effective Amendment No. 1 to Form 10-12G
Filed February 5, 2021
File No. 000-56236

Dear Mr. Burr:

On behalf of Copper Property CTL Pass Through Trust (the “Trust”), a New York common law trust, we note the receipt by the Trust of the comment letter, dated as of February 26, 2021 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-12G (the “Registration Statement”). We are submitting in electronic form for filing the accompanying Post-Effective Amendment No. 1 to the Registration Statement on Form 10 (the “Amended Registration Statement”) of the Trust concurrently with this response.

The Amended Registration Statement reflects the responses of the Trust to the Staff’s comments in the Comment Letter.

The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, the Staff’s comments in the Comment Letter are reprinted below in italics. References in the responses to page numbers are to the corresponding pages of the Amended Registration Statement. The Trustee, on behalf of the Trust, has asked us to convey the following as its responses to the Staff’s comments in the Comment Letter:

Amendment No. 1 to Registration Statement on Form 10-12G filed on February 5, 2021.

Exhibits

1.
We note that section 8.02 of your amended and restated pass-through trust agreement appears to require that only certificate holders owning an aggregate of at least 25% of the interests may bring suit with respect to the trust agreement or certificates. Please revise to describe this provision in more detail, including how ownership levels will be determined, how the provision will be implemented and whether it will apply to claims made under the federal securities laws as well as its impact on claims arising under other applicable state or federal laws. Please also discuss any risks to certificate holders as a result of this provision, any uncertainty about enforceability and whether the provision applies to purchasers in secondary transactions.

Response to Comment 1

The Trust respectfully advises the Staff that the Trust believes similar provisions requiring minimum levels of participation in order for security holders to exercise certain remedies are common, including in connection with trust indentures for notes and for certificates of designation for preferred stocks.

In response to the Staff’s comment, the Trust has included the following additional disclosure on page 9 of the Amended Registration Statement under the section titled “Item 1. Business–Description of the Trust Documents–Trust Agreement–Other Terms" and a risk factor on page 20 of the Amended Registration Statement regarding the impact of the provision in the Trust Agreement requiring minimum levels of participation on the rights of certificateholders.

Item 1. Business–Description of the Trust Documents–Trust Agreement–Other Terms

Other Terms. The Trust Agreement provides that only certificateholders owning in the aggregate not less than 25% of the Trust Certificates (where each Trust Certificate represents a fractional undivided interest in the Trust) may institute any suit, action or proceeding at law or in equity or otherwise with respect to the Trust Agreement or the Certificates and only if the Trustee shall have refused or neglected to institute such suit, action or proceeding following a prior written request from such Certificateholders to the Trustee, together with evidence reasonably satisfactory to the Trustee of such Certificateholders’ interest in the Trust. The Trust believes that the foregoing provision would include claims against the Trust arising under applicable federal securities laws, to the extent permitted by law. To the Trust’s knowledge, the enforceability of such a limitation in connection with claims arising under the federal securities laws has not been finally adjudicated. The Trust believes that this provision is applicable to both initial certificateholders and purchasers in secondary transactions.

Item 1A. Risk Factors–Risks Relating to the Trust Certificates

Certificateholders have limited rights to institute any suit, action or proceeding at law or in equity or otherwise with respect to this Trust Agreement or the Certificates.

A Certificateholder shall not have the right to institute any suit, action or proceeding at law or in equity or otherwise with respect to this Trust Agreement or the Certificates or otherwise, or for the appointment of a receiver or for the enforcement of any other remedy under the Trust Agreement or the Certificates or otherwise, unless, among other items, Certificateholders holding Certificates evidencing Fractional Undivided Interests aggregating not less than 25% of the Trust Interests shall have requested the Trustee in writing to institute such suit, action or proceeding and shall have offered to the Trustee indemnity as provided in the Trust Agreement.

2.
We note that section 10.07 of your amended and restated pass-through trust agreement includes a jury trial waiver. Please amend your filing to clearly disclose whether this provision applies to federal securities law claims, and provide a discussion describing the main aspects of this provision, the risks of the provision or other impacts on certificate holders, any uncertainty about enforceability and whether or not the provision applies to purchasers in secondary transactions.

Response to Comment 2

The Company respectfully advises the Staff that the “Submission to Jurisdiction” provision in the Trust Agreement applies to claims under the U.S. federal securities laws to the extent permitted by law. If the Trust opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the Trust’s knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated. However, the Trust believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the Trust Agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the Trust Agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The Trust believes that this is the case with respect to the Trust Agreement and the Certificates.

In response to the Staff’s comment, the Trust has included the following additional disclosure on page 9 of the Amended Registration Statement under the section titled “Item 1. Business–Description of the Trust Documents–Trust Agreement–Other Terms" and a risk factor on page 20 of the Amended Registration Statement regarding the impact of the “Submission to Jurisdiction” clause in the Trust Agreement on the rights of certificateholders. The disclosure addresses potential enforceability issues and clarifies that by agreeing to the “Submission to Jurisdiction” provision, certificateholders will not be deemed to have waived the Trust’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Item 1. Business–Description of the Trust Documents–Trust Agreement–Other Terms

The Trust Agreement provides that, to the fullest extent permitted by law, the parties to the agreement waive the right to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to the Trust Agreement, any Certificate or any of the transactions contemplated thereby.

Item 1A. Risk Factors–Risks Relating to the Trust Certificates

Certificateholders may not be entitled to a jury trial with respect to claims arising under the Trust Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the Trust Agreement.

The Trust Agreement provides that, to the fullest extent permitted by law, the parties to the agreement waive the right to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to the Trust Agreement, any Certificate or any of the transactions contemplated thereby.

If the Trust opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the Trust Agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the Trust Agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The Trust believes that this is the case with respect to the Trust Agreement and the Certificates.

 If any certificateholder brings a claim against us the Trust in connection with matters arising under the Trust Agreement or the Certificates, including claims under federal securities laws, such certificateholder may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against the Trust. If a lawsuit is brought against the Trust under the Trust Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Trust Agreement with a jury trial. No condition, stipulation or provision of the Trust Agreement or the certificates serves as a waiver by any certificateholder or the Trust of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

*    *    *

Conclusion

We thank the Staff for its attention to the Trust’s submission and we look forward to hearing from you regarding the Amended Registration Statement. If I can be of any assistance during the staff’s review of the enclosed draft Amended Registration Statement, please contact me by telephone at (424) 386-4380 or by e-mail at cfleck@milbank.com.

Very truly yours,

/s/ Casey T. Fleck, Esq.

Cc:	Mr. Neil Aaronson, Copper Property CTL Pass Through Trust.
Mr. Larry Finger, Copper Property CTL Pass Through Trust.